09005271

811-00816
Branch 18
40-33

Federal Express

American Century Investments

April 7, 2009

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549

Re: American Century Investment Management, Inc. ("ACIM") American Century Mutual Funds, Inc. d/b/a American Century Ultra Fund ("ACMF")

Ladies and Gentlemen:

Accompanying this letter for filing pursuant to Section 33 of the Investment Company Act of 1940, as amended, is a copy of the following document:

> ACIM and ACMF's Answer to the Complaint filed by plaintiff in the United States District Court for the Southern District of New York styled as Laura Seidl, v. American Century Companies, Inc., et al.

Please call me at (816) 340-4047 if you have any questions or concerns regarding this filing.

Very truly yours,

Jennie Clarke

Jennie Clarke
Vice President and Assistant General Counsel

MVC:ce

SEC
Mail Processing
Section
APR 08 2009
Washington, DC
105

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

LAURA SEIDL, individually, derivatively and on behalf of all others similarly situated,

Plaintiff,

vs.

AMERICAN CENTURY COMPANIES, INC., AMERICAN CENTURY INVESTMENT MANAGEMENT, INC., JAMES E. STOWERS, JR., JONATHAN S. THOMAS, THOMAS A. BROWN, ANDREA C. HALL, DONALD H. PRATT, GALE A. SAYERS, M. JEANNINE STRANDJORD, TIMOTHY S. WEBSTER, WILLIAM M. LYONS, MARK MALLON, WADE SLOME, BRUCE WIMBERLY and JERRY SULLIVAN,

Defendants.

and

AMERICAN CENTURY MUTUAL FUNDS, INC., doing business as AMERICAN CENTURY ULTRA FUND,

Nominal Defendant.

Case No. 08-CV-8857 (DLC)

DEFENDANTS' AND NOMINAL DEFENDANT'S ANSWER TO PLAINTIFF'S VERIFIED CLASS ACTION AND DERIVATIVE COMPLAINT

ECF Case

Honorable Denise L. Cote

Defendants American Century Companies, Inc., American Century Investment Management, Inc. ("ACIM"), James E. Stowers, Jr., Jonathan S. Thomas, Thomas A. Brown, Andrea C. Hall, Donald H. Pratt, Gale A. Sayers, M. Jeannine Strandjord, Timothy S. Webster, William M. Lyons, Mark Mallon, Wade Slome, Bruce Wimberly, Jerry Sullivan and Nominal Defendant American Century Mutual Funds, Inc., doing business as American Century Ultra Fund ("Defendants"), by its attorneys, Cooley Godward Kronish LLP, answer the claims asserted in Plaintiff's Verified Class Action and Derivative Complaint, with each paragraph number referring to the paragraph in the complaint bearing the same number as follows:

1. Defendants deny the allegations in this paragraph.

2. Defendants deny having knowledge or information sufficient to form a belief as to truthfulness of the allegations in this paragraph and, on that basis, deny same.

3. Defendants deny the allegations in this paragraph.

4. Defendants deny the allegations in this paragraph.

5. Defendants admit that Plaintiff has asserted such claims, but denies the merits thereof.

6. Defendants deny the allegations in this paragraph.

7. Defendants state that the first sentence of this paragraph consists solely of legal conclusions to which no responsive pleading is required. As to the remainder of this paragraph, Defendants deny the allegations in this paragraph.

8. Defendants deny the allegations in the first sentence of this paragraph. As to the remainder of the paragraph, Defendants admit that Plaintiff has asserted such claims, but denies the merits thereof.

9. Defendants deny the allegations in this paragraph.

10. Defendants deny the allegations in this paragraph.

11. Defendants deny having knowledge or information sufficient to form a belief as to truthfulness of the allegations in this paragraph and, on that basis, deny same.

12. Defendants deny having knowledge or information sufficient to form a belief as to truthfulness of the allegations in the first sentence of this paragraph and, on that basis, deny same, and as to the second sentence, admit that Plaintiff purportedly seeks to sue derivatively on behalf of Ultra Fund, but denies that she has met the requirements necessary to do so.

13. Defendants admit the allegations in this paragraph, except denies the allegations in the fourth sentence of this paragraph.

14. Defendants admit the allegations in this paragraph, except deny that American Century has offices in Singapore.

15. Defendants deny the allegations in this paragraph.

16. Defendants deny the allegations in this paragraph, except admit that James E. Stowers, Jr. ("Stowers") is a director of ACIM.

17. Defendants deny the allegations in this paragraph.

18. Defendants deny the allegations in this paragraph.

19. Defendants deny the allegations in this paragraph.

20. Defendants deny the allegations in this paragraph.

21. Defendants admit the allegations in the first sentence, but deny the allegations in the remainder of the paragraph.

22. Defendants state that this paragraph consists solely of legal conclusions to which no responsive pleading is required.

23. Defendants deny the allegations in this paragraph.

24. Defendants deny the allegations in this paragraph.

25. Defendants deny the allegations in this paragraph.

26. Defendants deny the allegations in this paragraph.

27. Defendants deny the allegations in this paragraph.

28. Defendants deny the allegations in this paragraph.

29. Defendants deny the allegations in this paragraph.

30. Defendants admit the allegations in this paragraph.

31. Defendants deny the allegations in this paragraph.

32. Defendants state that this paragraph consists solely of legal conclusions to which no responsive pleading is required.

33. Defendants deny the allegations in this paragraph.

34. Defendants deny the allegations in this paragraph.

35. Defendants deny the allegations in this paragraph.

36. Defendants deny the allegations in this paragraph.

37. Defendants deny the allegations in this paragraph.

38. Defendants deny the allegations in this paragraph.

39. Defendants deny the allegations in this paragraph.

40. Defendants deny the allegations in this paragraph.

41. Defendants deny the allegations in this paragraph.

42. Defendants deny the allegations in this paragraph.

43. Defendants deny the allegations in this paragraph.

(a) Defendants deny the allegations in this paragraph.

(b) Defendants deny the allegations in this paragraph.

44. Defendants deny the allegations in this paragraph.

45. Defendants deny the allegations in this paragraph.

46. Defendants deny the allegations in this paragraph.

47. Defendants deny the allegations in this paragraph.

48. Defendants deny the allegations in this paragraph.

49. Defendants deny the allegations in this paragraph.

50. Defendants deny the allegations in this paragraph.

51. Defendants deny the allegations in this paragraph.

52. Defendants deny the allegations in this paragraph.

53. Defendants deny the allegations in this paragraph.

(a) Defendants deny the allegations in this paragraph.

(b) Defendants deny the allegations in this paragraph.

(c) Defendants admit the allegations in this paragraph.

54. Defendants deny the allegations in this paragraph.

55. Defendants deny the allegations in this paragraph.

56. Defendants deny the allegations in this paragraph.

57. Defendants deny the allegations in this paragraph.

58. Defendants deny the allegations in this paragraph.

59. Defendants deny the allegations in this paragraph.

(a) Defendants deny the allegations in this paragraph.

(b) Defendants deny the allegations in this paragraph.

(c) Defendants deny the allegations in this paragraph.

60. Defendants deny the allegations in this paragraph.

61. Defendants deny having knowledge or information sufficient to form a belief as to truthfulness of the allegations in this paragraph and, on that basis, deny same.

62. Defendants deny having knowledge or information sufficient to form a belief as to truthfulness of the allegations in this paragraph and, on that basis, deny same.

63. Defendants deny having knowledge or information sufficient to form a belief as to truthfulness of the allegations in this paragraph and, on that basis, deny same.

64. Defendants deny the allegations in this paragraph.

65. Defendants deny the allegations in this paragraph.

66. Defendants admit that Plaintiff seeks to represent a class, but denies that she has met the necessary legal requirements to do so.

67. Defendants admit the allegations in this paragraph solely as they pertain to the purported class alleged in the complaint.

68. Defendants deny the allegations in this paragraph.

(a) Defendants deny the allegations in this paragraph.

(b) Defendants deny the allegations in this paragraph.

(i) Defendants deny the allegations in this paragraph.

(ii) Defendants deny the allegations in this paragraph.

(iii) Defendants deny the allegations in this paragraph.

(iv) Defendants deny the allegations in this paragraph.

(v) Defendants deny the allegations in this paragraph.

(c) Defendants deny the allegations in this paragraph.

(d) Defendants deny the allegations in this paragraph.

69. Defendants deny the allegations in this paragraph, including its subparts.

FIRST CLAIM FOR RELIEF
(INDIVIDUAL AND CLASS CLAIMS)
(CIVIL RICO, 18 U.S.C. § 1962(C))

70. Defendants repeat and reallege their responses to the above paragraphs as if fully set forth herein.

71. Defendants admit that Plaintiff has asserted such claims, but denies the merits thereof.

72. Defendants deny the allegations in this paragraph.

73. Defendants deny the allegations in this paragraph.

74. Defendants deny the allegations in this paragraph.

75. Defendants deny the allegations in this paragraph.

76. Defendants deny the allegations in this paragraph.

SECOND CLAIM FOR RELIEF
(INDIVIDUAL AND CLASS CLAIMS)
(CIVIL RICO, 18 U.S.C. § 1962(D))

77. Defendants repeat and reallege their responses to the above paragraphs as if fully set forth herein.

78. Defendants admit that Plaintiff has asserted such claims, but denies the merits thereof.

79. Defendants deny the allegations in this paragraph.

80. Defendants deny the allegations in this paragraph.

81. Defendants deny the allegations in this paragraph.

THIRD CLAIM FOR RELIEF
(INDIVIDUAL AND CLASS CLAIMS)
(BREACH AND FIDUCIARY DUTY)

82. Defendants repeat and reallege their responses to the above paragraphs as if fully set forth herein.

83. Defendants admit that Plaintiff has asserted such claims, but denies the merits thereof.

84. Defendants state that this paragraph consists solely of legal conclusions to which no responsive pleading is required.

85. Defendants deny the allegations in this paragraph.

86. Defendants deny the allegations in this paragraph.

87. Defendants deny having knowledge or information sufficient to form a belief as to truthfulness of the allegations in this paragraph and, on that basis, deny same.

FOURTH CLAIM FOR RELIEF
(INDIVIDUAL AND CLASS CLAIMS)
(NEGLIGENCE)

88. Defendants repeat and reallege their responses to the above paragraphs as if fully set forth herein.

89. Defendants admit that Plaintiff has asserted such claims, but denies the merits thereof.

90. Defendants state that this paragraph consists solely of legal conclusions to which no responsive pleading is required.

91. Defendants deny the allegations in this paragraph.

92. Defendants deny the allegations in this paragraph.

FIFTH CLAIM FOR RELIEF
(DERIVATIVE CLAIM)
(CIVIL RICO, 18 U.S.C. § 1962(C))

93. Defendants repeat and reallege their responses to the above paragraphs as if fully set forth herein.

94. Defendants admit that Plaintiff has asserted such claims, but denies the merits thereof.

95. Defendants deny the allegations in this paragraph.

SIXTH CLAIM FOR RELIEF
(DERIVATIVE CLAIM)
(CIVIL RICO, 18 U.S.C. § 1962(D)

96. Defendants repeat and reallege their responses to the above paragraphs as if fully set forth herein.

97. Defendants admit that Plaintiff has asserted such claims, but denies the merits thereof.

98. Defendants deny the allegations in this paragraph.

SEVENTH CLAIM FOR RELIEF
(DERIVATIVE CLAIM)
(BREACH OF FIDUCIARY DUTY)

99. Defendants repeat and reallege their responses to the above paragraphs as if fully set forth herein.

100. Defendants admit that Plaintiff has asserted such claims, but denies the merits thereof.

101. Defendants deny the allegations in this paragraph.

102. Defendants deny the allegations in this paragraph.

EIGHTH CLAIM FOR RELIEF
(DERIVATIVE CLAIM)
(NEGLIGENCE)

103. Defendants repeat and reallege their responses to the above paragraphs as if fully set forth herein.

104. Defendants admit that Plaintiff has asserted such claims, but denies the merits thereof.

105. Defendants deny the allegations in this paragraph.

NINTH CLAIM FOR RELIEF
(DERIVATIVE CLAIM)
(WASTE)

106. Defendants repeat and reallege their responses to the above paragraphs as if fully set forth herein.

107. Defendants admit that Plaintiff has asserted such claims, but denies the merits thereof.

108. Defendants state that this paragraph consists solely of legal conclusions to which no responsive pleading is required.

109. Defendants deny the allegations in this paragraph.

110. Defendants deny the allegations in this paragraph.

AFFIRMATIVE DEFENSES

FIRST AFFIRMATIVE DEFENSE

(Failure to State a Claim)

111. Plaintiff has failed to state a claim upon which relief can be granted.

SECOND AFFIRMATIVE DEFENSE

(Statute of Limitations)

112. Plaintiff's claims are barred, in whole or in part, because of the running of applicable statutes of limitations.

THIRD AFFIRMATIVE DEFENSE

(Laches)

113. Plaintiff's claims are barred, in whole or in part, by the doctrine of laches.

FOURTH AFFIRMATIVE DEFENSE

(Unclean Hands)

114. Plaintiff's claims are barred, in whole or in part, by the doctrine of unclean hands.

FIFTH AFFIRMATIVE DEFENSE

(Subject Matter Jurisdiction)

115. Plaintiff's claims are barred because this Court does not have subject matter jurisdiction over the claims set forth in the complaint.

SIXTH AFFIRMATIVE DEFENSE

(RICO Enterprise)

116. Plaintiff's RICO claims are barred because the complaint has failed to properly allege a RICO enterprise, as required by law.

SEVENTH AFFIRMATIVE DEFENSE

(Causation)

117. Plaintiff's claims are barred because plaintiff has not properly alleged proximate causation, a requirement for each claim set forth in the complaint.

EIGHTH AFFIRMATIVE DEFENSE

(Demand)

118. Plaintiff's derivative claims are barred in whole or in part because plaintiff did not first serve a demand on the boards of directors for any of the corporate defendants demanding that the corporate entities pursue these claims, and plaintiff has not appropriately alleged demand futility in accordance with applicable legal requirements.

NINTH AFFIRMATIVE DEFENSE

(Racketeering)

119. Plaintiff's RICO claims are barred because the complaint has failed to properly allege racketeering, as required by law.

TENTH AFFIRMATIVE DEFENSE

(Class Action and Derivative Action)

120. Plaintiff's claims are barred insofar as a complaint may not properly allege both class action allegations and derivative allegations, as the two are contradictory and cannot be brought together.

ELEVENTH AFFIRMATIVE DEFENSE

(Continuous Pattern of Racketeering)

121. Plaintiff's RICO claims are barred in whole or in part because plaintiff has not properly alleged a continuous pattern of racketeering, as required by law.

TWELFTH AFFIRMATIVE DEFENSE

(Predicate Act)

122. Plaintiff's RICO claims are barred in whole or in part because plaintiff has not properly alleged a predicate act under RICO, as required by law.

THIRTEENTH AFFIRMATIVE DEFENSE

(Estoppel)

123. Plaintiff's claims are barred in whole or in part by the doctrine of estoppel.

FOURTEENTH AFFIRMATIVE DEFENSE

(Waiver)

124. Plaintiff's claims are barred in whole or in part by the doctrine of waiver.

FIFTEENTH AFFIRMATIVE DEFENSE

(Superseding, Intervening Cause)

125. Plaintiff's claims are barred in whole or in part because the damages alleged in the Complaint (if any occurred) were caused by a superseding and intervening cause that was not caused by Defendants.

126. SIXTEENTH AFFIRMATIVE DEFENSE

(Legal Businesses)

127. Plaintiff's RICO claims are barred because the businesses in which one or more of the Defendants invested was a legally operated business at the time of the investments and remained legally operated businesses in the states in which they operated and, therefore, the investments in those businesses cannot form the basis for a violation under 18 U.S.C. Section 1955.

SEVENTEENTH AFFIRMATIVE DEFENSE

(Due Diligence)

128. Plaintiff's claims are barred in whole or in part because Defendants performed due diligence to the extent required by applicable law.

EIGHTEENTH AFFIRMATIVE DEFENSE

(Good Faith)

129. Plaintiff's claims are barred in whole or in part because the Defendants, at all times, acted in good faith.

Wherefore, Defendants deny that Plaintiff is entitled to recover any damages or obtain any relief requested in the Prayer for Relief and deny that Plaintiff is entitled to a Jury Trial.

PRAYER FOR RELIEF

Defendants demand judgment as follows:

1. Dismissing Plaintiff's claims in their entirety;

2. Awarding Defendants attorney's fees and costs incurred in connection with this action; and

3. Awarding such further relief as this Court deems just and proper.

Dated: April 6, 2009

Respectfully submitted,

COOLEY GODWARD KRONISH LLP
GORDON C. ATKINSON (GA-8337)
BENJAMIN KLEINE (BK-1975)

By:/s/ Gordon C. Atkinson
Gordon C. Atkinson (GA-8337)

1114 Avenue of the Americas
New York, NY 10036-7798
Telephone: (212) 479-6000
Facsimile: (212) 479-6275
E-mail: atkinsongc@cooley.com
bkleine@cooley.com

Attorneys for Defendants and Nominal Defendant